RegressionTheMovie @WatchRegression · Jul 10

Revisiting the past can be very healing... for some people.

Stay tuned for upcoming announcements about the film, investment opportunities, and the exciting story we're bringing to the big screen!

#watchregression #HorrorFam #pastliferegression


REGRESSION

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